Exhibit 99.1

Millar Western Forest Products Ltd.

Condensed Interim Financial Statements
June 30, 2014

Millar Western Forest Products Ltd.
Condensed Interim Statement of Financial Position
(Unaudited)

(expressed in thousands of Canadian dollars)

	June 30,	December 31,
	2014	2013
	$	$

Assets

Current assets
Cash and cash equivalents	26,307	47,219
Restricted cash (note 3)	-	7,977
Accounts and other receivables	52,586	37,981
Inventories (note 4)	85,665	75,562
Prepaid expenses	11,276	9,868

	175,834	178,607

Property, plant and equipment	172,402	175,033
Intangible assets	38,832	40,100
Other assets	337	2,534

	387,405	396,274

Liabilities

Current liabilities
Accounts payable and accrued liabilities	28,935	52,227
Financial liabilities – borrowings (note 7)	1,297	2,810
Reforestation obligations	4,257	4,257

	34,489	59,294

Financial liabilities – borrowings (note 7)	239,165	237,371
Asset retirement obligations	1,591	1,217
Other obligations	103	103
Reforestation obligations	11,005	8,863
Deferred income taxes	13,000	9,429
Post-employment benefit obligation	1,279	1,680

	300,632	317,957

Shareholder’s equity

Share capital	65,500	65,500
Retained earnings	21,273	12,817

	86,773	78,317

	387,405	396,274

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Changes in Equity
For the six months ended June 30, 2014 and 2013
(Unaudited)

(expressed in thousands of Canadian dollars)

	Share	Retained	Total
	capital	earnings	equity
	$	$	$
Balance – December 31, 2012	65,500	7,120	72,620
Net income for the period	-	5,393	5,393
Balance – June 30, 2013	65,500	12,513	78,013

Balance – December 31, 2013	65,500	12,817	78,317
Net income for the period	-	9,956	9,956
Dividends	-	(1,500)	(1,500)
Balance – June 30, 2014	65,500	21,273	86,773

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Net Income and Comprehensive Income
For the three and six months ended June 30, 2014 and 2013
(Unaudited)

(expressed in thousands of Canadian dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013
	$	$	$	$

Revenue	113,110	100,570	207,586	197,238

Cost of products sold (excluding depreciation and amortization)	72,312	64,167	136,377	131,869
Freight and other distribution costs	17,120	13,087	30,049	27,316
Depreciation and amortization	3,553	3,485	7,087	6,949
General and administration	4,990	6,308	9,684	9,733
Other expense (income) (note 8)	1,155	(15,663)	(882)	(12,440)

Operating earnings	13,980	29,186	25,271	33,811

Foreign exchange gain (loss) on borrowings	8,085	(7,518)	(714)	(11,949)

Finance expenses (note 9)	(5,345)	(5,394)	(11,030)	(10,658)

Net income before income taxes	16,720	16,274	13,527	11,204

Income taxes expense	2,157	5,947	3,571	5,811

Net income and comprehensive income	14,563	10,327	9,956	5,393

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Cash Flows
For the six months ended June 30, 2014 and 2013
(Unaudited)

(expressed in thousands of Canadian dollars)

	Six months ended June 30,
	2014	2013
	$	$
Cash provided by (used in)

Operating activities
Net income for the period	9,956	5,393
Adjustments for
Finance expenses	11,030	10,658
Depreciation and amortization	7,087	6,949
Deferred income tax expense	3,571	5,811
Unrealized exchange loss on borrowings	714	11,949
Unrealized gain on derivative contracts	(175)	(10,350)
Reforestation expense	3,436	4,042
Loss on disposal of property, plant and equipment	44	6
Other	(92)	(973)
Reforestation expenditures	(2,201)	(1,940)

	33,370	31,545
Net change in non-cash working capital items (note 12)	(39,205)	(10,487)

	(5,835)	21,058

Investing activities
Additions to property, plant and equipment (note 12)	(2,608)	(10,900)
Receipt of government grants	-	4,579
Proceeds on disposal of property, plant and equipment	4	19
Cash collateral on derivative contracts (note 3)	-	6,952
Increase in other assets	28	(16)

	(2,576)	634

Financing activities
Increase in borrowings	-	11,603
Repayment of borrowings	(681)	(8,611)
Finance expenses paid	(11,070)	(10,449)
Dividends paid	(750)	-

	(12,501)	(7,457)

(Decrease) increase in cash and cash equivalents	(20,912)	14,235

Cash and cash equivalents – beginning of period	47,219	24,674

Cash and cash equivalents – end of period	26,307	38,909

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2014
(Unaudited)

1	General information

Millar Western Forest Products Ltd. (the Company) is incorporated and located in Canada. The address of the Company’s corporate office is 16640 – 111 Avenue, Edmonton, Alberta, Canada, T5M 2S5.

The Company is a subsidiary of Millar Western Industries Ltd., and the ultimate parent is Hualkeith Investments Ltd.

The Company is an integrated forest products company with facilities in Canada producing lumber and pulp. The lumber segment consists of three sawmill operations that produce and market dimension lumber. The pulp segment consists of a pulp operation that manufactures and markets a number of different grades of bleached chemi-thermo-mechanical pulp (BCTMP).

These condensed interim financial statements were approved for issue on August 5, 2014. All dollar amounts are expressed in Canadian currency and in thousands of dollars, unless otherwise indicated.

These condensed interim financial statements have not been reviewed or audited by the Company’s external auditor.

2	Summary of significant accounting policies

These condensed interim financial statements for the six months ended June 30, 2014, have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The accounting policies adopted are consistent with those of the previous financial year. These condensed interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2013, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

3	Restricted cash

	June 30,	December 31,
	2014	2013
	$	$
Restricted cash
Deposits – US$7.5 million (note 5)	-	7,977

In the past, the Company has had funds on deposit to cover unrealized losses on derivative contracts. Deposits are returned to the Company when the derivative contracts expire or the unrealized loss is reduced. These funds are non-interest bearing. As of June 30, 2014, there were no outstanding derivative deposits.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2014
(Unaudited)

4	Inventories

	June 30,	December 31,
	2014	2013
	$	$

Logs	33,647	24,146
Pulp	17,435	16,917
Lumber	21,566	20,378
Operating and maintenance supplies	13,017	14,121

	85,665	75,562

5	Bioenergy effluent project

In 2012, the Company commenced a bioenergy effluent project (BEP) at its BCTMP mill at Whitecourt, Alberta. The project involves construction and integration of three anaerobic hybrid digesters into the BCTMP mill’s existing aerobic effluent treatment system. The project qualified for a total of $27.5 million in government grants, of which $24.0 million has been received by the Company and expended on the project. The Company has also received $7.9 million in interim financing from HSBC (note 7), which has been applied against the project costs.

The Company has made arrangements to have the amount of the interim financing increased to $20.2 million and its term extended to August 31, 2015, the project’s expected completion date. At that time, the full amount of the interim financing will be converted into a finance lease.

In November 2013, the Company terminated its contract with the Engineering, Procurement and Construction (EPC) contractor hired to construct the BEP. Upon the termination of the agreement, the Company recovered US$7.5 million (note 3) in letters of credit put in place by the EPC contractor.

In January 2014, the Company concluded termination arrangements with the EPC contractor, including assumption by the Company of the remaining liabilities due to subcontractors. The Company retained the US$7.5 million claimed from the EPC contractor, and has fully applied these funds against the capital spent to date on the project.

6	Revolving credit facility

The Company has a $50 million revolving credit facility maturing July 15, 2018, against which $nil was drawn at June 30, 2014 (December 31, 2013 – $nil), and $4.6 million was committed to standby letters of credit (December 31, 2013 – $3.7 million). The facility is subject to a borrowing formula based upon the Company’s levels of inventory and accounts receivable. The interest rate on this facility is floating and may, at the Company’s option, be based upon the Bank Prime Rate or U.S. Base Rate, plus a spread of 2.00%. The Company also has the option of basing the rate on LIBOR plus a spread of 3.25%. Collateral pledged for the facility is a first charge on all accounts receivable and domestic inventory of the Company.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2014
(Unaudited)

7	Financial liabilities – borrowings

	June 30,	December 31,
	2014	2013
	$	$

Unsecured senior notes – US$210 million	224,070	223,356
Less: Financing expenses	(3,360)	(3,609)
Power purchase rights loan #1	10,056	10,565
Power purchase rights loan #2	1,781	1,954
BEP loan	7,915	7,915

	240,462	240,181
Less: Current portion	1,297	2,810

	239,165	237,371

8	Other (expense) income

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013
	$	$	$	$

Gain (loss) on disposal of property, plant and equipment	4	(5)	(44)	(6)
Foreign exchange (loss) gain	(2,048)	875	(43)	1,579
Unrealized (loss) gain on derivative contracts	(361)	7,795	175	10,350
Realized gain on derivative contracts	1,250	6,998	794	517

	(1,155)	15,663	882	12,440

9	Finance expenses

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013
	$	$	$	$

Interest expense on borrowings	5,319	5,293	11,007	10,527
Less: Interest capitalized on qualifying assets	98	99	196	196

Net interest expense on borrowings	5,221	5,194	10,811	10,331
Other interest and bank charges	157	235	340	393
Interest income	(33)	(35)	(121)	(66)

	5,345	5,394	11,030	10,658

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2014
(Unaudited)

10	Financial instruments and financial risk factors

Financial instruments

The estimated fair value of financial instruments is based on relevant market prices and information available at the period end.

Carrying and fair value of financial instruments by category:

	June 30, 2014

		Loans	Other
	Held for	and	financial	Carrying
	trading	receivables	liabilities	value	Fair value
	$	$	$	$	$

Financial assets
Cash and short-term investments	154	26,153	-	26,307	26,307
Accounts receivable
Trade and other	263	52,323	-	52,586	52,586
Other assets	-	337	-	337	337

	417	78,813	-	79,230	79,230

Financial liabilities
Accounts payable
Trade and other	-	-	28,935	28,935	28,935
Borrowings	-	-	240,462	240,462	251,042

	-	-	269,397	269,397	279,977

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2014
(Unaudited)

	December 31, 2013

		Loans	Other
	Held for	and	financial	Carrying
	trading	receivables	liabilities	value	Fair value
	$	$	$	$	$

Financial assets
Cash and short-term investments	212	54,984	-	55,196	55,196
Accounts receivable
Trade and other	18	40,132	-	40,150	40,150
Other assets	-	365	-	365	365

	230	95,481	-	95,711	95,711

Financial liabilities
Accounts payable
Trade and other	-	-	52,096	52,096	52,096
Borrowings	-	-	240,181	240,181	242,220

	-	-	292,277	292,277	294,316

The fair value of short-term financial assets and liabilities, which include cash and cash equivalents, restricted cash, accounts and other receivables, accounts payable and accrued liabilities, approximates their carrying value, due to the short-term nature of these financial assets and liabilities.

The fair value of the senior notes included in borrowings at June 30, 2014, was estimated to be US$238.4 million (December 31, 2013 – US$228.9 million) based upon the most recent bid price. The fair value of the power purchase rights loans, included in borrowings, at June 30, 2014, was estimated to be $12.7 million, based on a market interest rate assumption of 8.53% .

Financial assets and liabilities recognized on the balance sheet at fair value are classified in a hierarchy that is based on the significance of the inputs used in making the measurements. The three levels of the hierarchy are:

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, as derived from prices); and

Level 3 – inputs that are not based on observable market data.

Derivative instruments are included in Level 2 of the fair value hierarchy, as they are valued using pricing models or discounted cash-flow models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market where possible.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2014
(Unaudited)

The fair value of fixed commodity forward sale and purchase contracts is calculated using a discounted cash-flow method based on forward commodity prices. The fair value of forward-exchange contracts is calculated using a forward pricing model.

Financial risk management

The Company is exposed to a number of different financial risks arising from the normal course of business. These risk factors include market risks related to commodity pricing. From time to time, the Company enters into forward contracts for both lumber and pulp to reduce commodity-price risk. The Company does not enter into such agreements for speculative trading purposes. These contracts are generally settled financially, but some may, at the Company’s discretion, be settled by physical delivery of the finished product. Realized gains or losses on the contracts are included in other expense (income) at the time of delivery. Contracts outstanding at the end of the period are recorded at their fair value, and any changes in unrealized gains or losses are included in other expense (income).

At June 30, 2014, the Company had $9.6 million in U.S.-dollar-denominated forward lumber commodity contracts outstanding, resulting in an unrealized gain of US$0.1 million. All the outstanding derivative contracts had terms of less than one year. At December 31, 2013, the Company had $8.5 million in U.S.-dollar-denominated forward lumber commodity contracts outstanding.

A US$10 change in the contract pricing on the outstanding commodity contracts of US$9.6 million would result in a financial impact of $0.3 million.

The impact on earnings of fluctuations in currency rates is partially offset by the corresponding fluctuation in interest payments, substantially all of which are denominated in U.S. dollars. To further reduce the impact on earnings of fluctuations in currency rates, the Company may enter into currency contracts to hedge U.S. dollar positions, but does not hold or issue foreign currency financial instruments for speculative or trading purposes. At June 30, 2014, the Company had US$6.0 million (December 31, 2013 – $5.0 million) in outstanding forward-exchange contracts, with a weighted average contract rate of C$1.1122/US$ 1.00 (December 31, 2013 – C$1.0710/US$ 1.00), and no outstanding collar options contracts (December 31, 2013 – $45.0 million). The Company recorded the amount of unrealized gain on these currency contracts for the first half of 2014 of $0.3 million (December 31, 2013 –$0.02 million gain) in other expense (income).

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2014
(Unaudited)

11	Segmented information

The Company’s operations are located in Canada. The Company’s reportable segments are strategic business units that manufacture and sell different products. The business units are managed separately, as each business requires different manufacturing technology and marketing strategies. The Company has three reportable segments: lumber, pulp and corporate and other. The lumber segment manufactures dimension lumber for sale primarily in Canada, the United States and Asia. The pulp segment manufactures bleached chemi-thermo- mechanical pulp for sale to papermakers worldwide. Included in the corporate and other segment are the combined results from the Company’s management fees and unallocated corporate and other expenses.

The Company evaluates the performance of each segment based upon operating earnings. The Company does not allocate financing expenses or income taxes to its business segments. The Company accounts for inter- segment revenue and transfers as if the transfers were to third parties at current market prices. Results of operations are presented net of these transfers.

Product segments

Lumber

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013
	$	$	$	$

Revenue from external customers	53,658	52,793	103,643	100,265

Cost of products sold	(37,706)	(37,675)	(74,596)	(71,728)
Freight and other distribution costs	(4,343)	(2,838)	(7,585)	(5,439)
Depreciation and amortization	(1,710)	(1,688)	(3,414)	(3,363)
Other (expense) income	(66)	15,276	1,252	11,758

Operating earnings	9,833	25,868	19,300	31,493

Pulp

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013
	$	$	$	$

Revenue from external customers	59,360	47,686	103,753	96,790

Cost of products sold	(34,597)	(26,486)	(61,764)	(60,127)
Freight and other distribution costs	(12,777)	(10,249)	(22,464)	(21,877)
Depreciation and amortization	(1,804)	(1,759)	(3,597)	(3,511)
Other (expense) income	(1,089)	387	(370)	682

Operating earnings	9,093	9,579	15,558	11,957

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2014
(Unaudited)

Corporate and other

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013
	$	$	$	$

Revenue from related parties	92	91	190	183

Cost of products sold	(9)	(6)	(17)	(14)
General and administration	(4,990)	(6,308)	(9,684)	(9,733)
Depreciation and amortization	(39)	(38)	(76)	(75)

Operating loss	(4,946)	(6,261)	(9,587)	(9,639)

Total

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013
	$	$	$	$

Revenue from external customers and related parties	113,110	100,570	207,586	197,238

Cost of products sold and general and administration	(77,302)	(70,475)	(146,061)	(141,602)
Freight and other distribution costs	(17,120)	(13,087)	(30,049)	(27,316)
Depreciation and amortization	(3,553)	(3,485)	(7,087)	(6,949)
Other (expense) income	(1,155)	15,663	882	12,440

Operating earnings	13,980	29,186	25,271	33,811

Cost of products sold for the lumber segment is net of chip transfers to the pulp segment of $3.3 million for the six months ended June 30, 2014, and $1.7 for the three months ended June 30, 2013 (2013 - $3.1 million and $1.7 million, respectively).

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2014
(Unaudited)

Expenditures on property, plant and equipment and intangibles

	June 30,	June 30,
	2014	2013
	$	$

Lumber	2,812	1,110
Pulp	178	5,508
Corporate and other	246	192

	3,236	6,810

Expenditures on property, plant and equipment and intangibles are net of government grant funding.

Identifiable assets

	June 30,	December 31,
	2014	2013
	$	$

Lumber	209,678	198,331
Pulp	146,358	137,878
Corporate and other	31,369	60,065

	387,405	396,274

12	Supplementary cash-flow information Net change in non-cash working capital items

	June 30,	June 30,
	2014	2013
	$	$

Accounts receivable and other	(12,261)	12,407
Inventories	(8,533)	(4,197)
Prepaid expenses	(2,071)	351
Accounts payable and accrued liabilities	(16,340)	(19,048)

	(39,205)	(10,487)

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2014
(Unaudited)

	June 30,	June 30,
	2014	2013
	$	$

Additions to property, plant and equipment and intangible assets	(3,236)	(11,389)
Changes in working capital for investing activities	432	293
Interest capitalized on qualifying assets	196	196

	(2,608)	(10,900)

13	Related-party transactions

The Company enters into transactions with Millar Western Industries Ltd. (Industries), its parent company. The Company earned revenue from Industries as follows:

	Six months ended June 30,
	2014	2013
	$	$

Administration fees	190	183

Included in accounts receivable relating to these transactions	30	42

Fees are established at the cost to the Company plus a 5% markup.

The Company incurred costs charged by Industries as follows:

	Six months ended June 30,
	2014	2013
	$	$

Chemical purchases	544	510
Other services	1,568	1,021
Accounts payable to Industries	205	517

Chemical purchases are charged to the Company at the same prices used for arms-length parties; facility and equipment transactions are charged at the cost to the parent company.